Exhibit (a)(2)(i)

January 24, 2011

To Our Stockholders:

As we have previously announced, on January 9, 2011, Playboy Enterprises, Inc. (“Playboy”) entered into a definitive merger agreement with Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings, L.P. (“Purchaser”), which are entities formed by Hugh M. Hefner, Playboy’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, pursuant to which Sub has agreed to commence a tender offer to acquire all of the outstanding shares (the “Shares”) of Playboy’s voting Class A common stock and non-voting Class B common stock that Mr. Hefner does not own for a purchase price of $6.15 per Share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes. Pursuant to the terms of the merger agreement and the tender offer, which Sub commenced on January 24, 2011, the tender offer will expire at 5:00 p.m., Eastern time, on February 22, 2011, unless extended.

The tender offer is subject to, among other conditions:

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A non-waivable “majority of the minority” condition pursuant to which more than 50% of the shares of Playboy’s Class A common stock and Class B common stock (treating Playboy’s Class A common stock and Class B common stock as a single class) outstanding on the expiration date of the offer (not including the shares held by Mr. Hefner, Scott N. Flanders, Playboy’s Chief Executive Officer, Purchaser and Sub and their respective affiliates (the “Purchaser Group”)) must be validly tendered in the tender offer and not withdrawn.

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A “threshold condition” pursuant to which the number of shares of Playboy’s Class A common stock validly tendered in the tender offer and not withdrawn, together with any shares of Playboy’s Class A common stock beneficially owned by members of the Purchaser Group, must equal at least 90% of the outstanding shares of Playboy’s Class A common stock, including shares Sub may buy from Playboy pursuant to a “top-up option” under the terms of the merger agreement.

Following consummation of the tender offer, Sub will merge with and into Playboy and Playboy will become a wholly-owned subsidiary of Purchaser. If the “threshold condition” is satisfied following completion of the tender offer, the merger will be completed without a meeting of Playboy’s stockholders pursuant to Delaware’s “short-form” merger statute. If, at the expiration of the tender offer, all conditions to closing are satisfied except the “threshold condition,” the merger will be completed through a long-form merger under Delaware law, which would be approved by written consent by trusts controlled by Mr. Hefner as the holders of a majority of the shares of Playboy’s outstanding voting Class A common stock. In the merger, the Shares remaining outstanding following the consummation of the tender offer (other than Shares (1) held by the Company as treasury stock, (2) contributed or transferred to Purchaser by Mr. Hefner (including through his trusts) and Mr. Flanders or (3) held by stockholders who have validly exercised their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest.

A Special Committee comprised solely of independent directors of Playboy and the Board of Directors of Playboy, based in part upon the unanimous recommendation of the Special Committee, each has determined that the tender offer and the merger are advisable and fair to and in the best interests of Playboy’s stockholders (other than Mr. Hefner, Mr. Flanders, Purchaser and Sub and their respective affiliates). Accordingly, the Board of Directors, based in part upon the unanimous recommendation of the Special Committee, recommends that the holders of Shares tender their Shares pursuant to Sub’s tender offer.

In arriving at their recommendations, the Special Committee and the Board of Directors gave careful consideration to a number of factors. Those factors are discussed in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

We thank you for the support you have given Playboy over the years and encourage you to tender your Shares in the manner described in the materials accompanying this letter.

Very truly yours,

/s/ Sol Rosenthal

Sol Rosenthal
Chairman of the Special Committee